SCHEDULE 13D

(RULE 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

GENOMIC SOLUTIONS INC.

(Name of Issuer)

Common Stock, $0.001/share

(Title of Class of Securities)

37243 R 208

(CUSIP Number)

Gary Kendra
4355 Varsity Drive, Suite E
Ann Arbor, Michigan 48108
(734) 975-4800

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 18, 2001

(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

       Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO 37243 R 208	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas C. Tisone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Other

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	7	SOLE VOTING POWER 1,773,898
NUMBER OF

SHARES	8	SHARED VOTING POWER -0-

BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER 1,773,898

REPORTING

PERSON	10	SHARED DISPOSITIVE POWER -0-

WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,773,898

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.69%

14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO 37243 R 208	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

     This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Genomic Solutions Inc., a Delaware corporation (“Genomic” or the “Company”). The Company’s principal executive offices are located at 4355 Varsity Drive, Suite E, Ann Arbor, MI 48108.

Item 2. Identity and Background.

     This Schedule 13D is filed by Thomas C. Tisone (the “Reporting Person”). The Reporting Person’s business address is 17851 Sky Park Circle, Suite C, Irvine, California 92614. The Reporting Person is a Director of the Company. During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Person is a former shareholder or Cartesian Technologies, Inc. As a result of the merger of Cartesian Technologies, Inc. with and into a wholly owned subsidiary of the Company on December 18, 2001 (the “Merger”) described in the Amended and Restated Agreement and Plan of Merger by and among the Company, Cartesian Acquiring Corporation (“CAC”), Cartesian Technologies, Inc. (“Cartesian”) and certain shareholders of Cartesian (the “Merger Agreement”), the Reporting Person acquired 1,773,898 shares of Common Stock of the Company. No personal funds of the Reporting Person were used to acquire the shares.

Item 4. Purpose of Transaction.

December 18, 2001

     On December 18, 2001, the Reporting Person acquired 1,773,898 shares of Genomic Common Stock. The intent of the Reporting Person is to hold these shares for personal investment purposes.

     The Reporting Person is currently a member of the Company’s Board of Directors. The Reporting Person may acquire additional shares of the Common Stock from time to time in the open market based on factors such as the Company’s financial condition, results of operations and future prospects, the market value of the Common Stock and general economic and market conditions. The Reporting Person does not have any present plans or proposals which would relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

CUSIP NO 37243 R 208	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

     (a)  The Reporting Person is the beneficial owner of 1,773,898 shares of Common Stock, which represents approximately 5.69% of the outstanding shares of Common Stock as reported in the Form S-4 which was issued in connection with the Merger.

     (b)  The Reporting Person maintains the sole power to vote or to direct the vote of, and to dispose of or to direct the disposition of, all of the shares of Common Stock he beneficially owns.

     (c)  None.

     (d)  None.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Under the terms of an Escrow Agreement dated December 18, 2001 and attached hereto as Exhibit 1, certain shareholders of Cartesian have deposited an aggregate 1,500,000 shares of Genomic Common Stock received in the Merger into escrow (the “Escrow Shares”). These Escrow Shares will be held for a period of one year from the date of the Merger and may be issued to Genomic in the event the Cartesian shareholders become obligated to indemnify Genomic for any damages. These Escrow Shares shall be released from on the first anniversary of the Merger date.

     Under the terms of a Lockup Agreement dated December 17, 2001 and attached hereto as Exhibit 2, Cartesian shareholders have agreed to certain restrictions on the transfer of their shares of Genomic Common Stock for a period of ninety (90) days and to limit aggregate sales for a period of nine (9) months.

Item 7. Material to be Filed as Exhibits.

     1) Escrow Agreement

     2) Lockup Agreement

CUSIP NO 37243 R 208	13D	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2001

/s/ Thomas C. Tisone

Thomas C. Tisone

EXHIBIT INDEX

Exhibit		Filed
Number	Description	Herewith

1.3(a)	Form of Escrow Agreement	X

7.2(c)	Form of Lock up Agreement	X

4